SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

 __________________________

Ampex Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

032092-30-6
(CUSIP Number of Class of Securities)

Mark B. Bakar and David Cariani                                                                                                    Duncan McCurrach
ValueVest Management Company II, LLC                                                                                      Sullivan & Cromwell LLP
One Ferry Building, Suite 255,                                                                                                         125 Broad Street,
San Francisco, California 94111                                                                                                        New York, New York 10004
(415) 677-5850                                                                                                                                  (212) 558-4066
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note.  This document is being electronically filed with the Commission using the EDGAR System. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_____________________

    *The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 2 of 9 Pages)

SCHEDULE 13D

CUSIP No. 032092-30-6
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest High Concentration Master Fund, Ltd. (20-4574633)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14		TYPE OF REPORTING PERSON* CO

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SCHEDULE 13D

CUSIP No. 032092-30-6
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest Management Company II, LLC (47-0951956)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS* n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14		TYPE OF REPORTING PERSON* OO

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SCHEDULE 13D

CUSIP No. 032092-30-6
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark B. Bakar
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS* n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14		TYPE OF REPORTING PERSON* IN

        (Page 5 of 9 Pages)

SCHEDULE 13D

CUSIP No. 032092-30-6
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Cariani
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS* n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14		TYPE OF REPORTING PERSON* IN

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This Amendment No. 6 amends and supplements the Statement on Schedule 13D (“Statement”) filed by the parties named below on November 13, 2006, and the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto filed by the parties named below on November 16, 2006, December 1, 2006, February 20, 2007, March 12, 2007 and March 21, 2007 respectively, with respect to the Class A common stock, par value $0.01 per share (“Common Stock”), of Ampex Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement, as amended to date.

Item 4.            Purpose of Transaction.

Item 4 is hereby amended by inserting the following paragraph as the fifteenth paragraph:

The Investment Manager sent a letter dated July 18, 2007 to the Issuer attaching a term sheet (the “Term Sheet”) for a proposal pursuant to which (i) the Investment Manager would form a new company that would acquire substantially all of the intellectual property of the Issuer for $7 million, subject to a limited license back, (ii) the Investment Manager would agree to contribute up to $7 million to fund the new company’s efforts to increase the commercial utilization of the intellectual property, and (iii) the Issuer would receive 50% of the net profit of the new company payable out of available cash. Under this proposal, the Issuer would retain its data systems business and the income from its existing royalty-generating intellectual property licenses and would have no initial or future funding obligations in respect of the new company. A copy of the Term Sheet is attached hereto as an exhibit and this description is qualified in its entirety by reference to the full text of the Term Sheet. Neither the Term Sheet nor the proposal described therein is binding on any party and there can be no assurance that the Investment Manager or the Issuer will decide to pursue such proposal or any other transaction.

Item 7.            Material to be filed as exhibits.

Item 7 is hereby amended by inserting the following item in the table of exhibits:

5.                     Term Sheet, drafted dated July 18, 2007.

        (Page 7 of 9 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2007

ValueVest High Concentration Master Fund, Ltd.

__________________________________
By:  Mark B. Bakar
Title:  Director

ValueVest Management Company II, LLC

__________________________________
By:  David Cariani
Title:  Managing Member

__________________________________
Mark B. Bakar

__________________________________
David Cariani

        (Page 8 of 9 Pages)

EXHIBIT 5

TERM SHEET, DRAFT DATED JULY 18, 2007

Draft of July 18, 2007

Proposed IP Term Sheet

Item	Description
Purchaser	A new wholly owned subsidiary of Vulcan to be named "Athena Technologies" (the "Purchaser")
Seller	Athena (the "Seller")
Transaction
The Purchaser will acquire from the Seller all of its existing intellectual property, including the franchise, non-competing product manufacturing and private labeling rights to the name "Athena" and all of the Seller's patents, copyrights, trademarks, trade secrets and other intangible assets (collectively, the "IP")
The Seller will also enter into arrangements that will effectively transfer to the Purchaser the management and economic rights to all existing licenses of the IP in respect of which no payments are currently being made (collectively, the "Non-Performing Licenses")

Purchase Price	The purchase price for the IP and the Non-Performing License rights will be $7 million in cash payable at the closing and the Profits Interest (as defined below)
License Back
At closing, the Purchaser will grant to the Seller a non-exclusive perpetual royalty free license sufficient to enable the Seller to (i) continue to operate and expand its data systems business as currently conducted and (ii) retain its rights and obligations under existing licenses of the IP in respect of which payments are currently being made.

Initial Capital	Vulcan will agree to contribute $14 million in cash to the Purchaser, of which $7 million will be used to acquire the IP from the Seller and the balance will be used to fund the Purchaser's operations
Profits Interest
From and after the closing, the Seller will have a contractual right to receive 50% of the net income of the Purchaser (the "Profits Interest").
The Profits Interest will be paid annually after the completion of the Purchaser's annual audit to the extent there is Available Cash (to be defined).
If there is not enough Available Cash to pay the Profits Interest for any year, the unpaid amount shall be credited to a notional account of the Seller (the "Profits Account") and paid as part of future annual payments when there is sufficient Available Cash
If the Purchaser has a net loss in any year, 50% of such net loss shall be debited to the Profits Account and shall reduce the Profits Interest for future years

Consultation
The Seller's senior management will have the right to meet regularly with the Purchaser and its consultants in order to discuss the Purchaser's business, results of operations and future opportunities and initiatives

Access
The Seller shall give the Purchaser and its auditors, consultants and advisors access to the Seller's books, records and personnel to the extent reasonably requested by the Purchaser in connection with the conduct of its business or for tax, litigation or other reasonable purposes

Information Rights
The Purchaser shall furnish to the Seller (i) unaudited financial statements of the Purchaser for each fiscal quarter no later than 45 days after the end of such quarter and (ii) audited financial statements of the Purchaser for each fiscal year no later than 90 days after the end of each fiscal year

Restrictive Covenants
At any time at which there is a credit in the Profit Account, the Purchaser may not declare or pay any dividends or other distributions on, or redeem, repurchase or otherwise acquire, any of its equity interests unless simultaneously with such transactions the Purchaser pays to the Seller cash equal to the lesser of (i) the amount of such credit and (ii) the amount of cash received by the holders of such equity interests in such transactions
The Purchaser may not consolidate, merge into or transfer all or substantially all of its assets unless the surviving company or transferee agrees in writing to assume all of the Purchaser's obligations to the Seller
The Purchaser may not acquire any assets or liabilities or conduct any businesses other than those related to the IP and the Non-Performing Licenses and the commercial exploitation thereof.

M-CAM
At closing, the Purchaser will enter into an asset management agreement with M-CAM pursuant to which M-CAM will agree to help the Purchaser realize the full commercial value of the IP and to waive its rights to receive future payments under its existing contract with the Seller

SK 23300 0001 794426

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